

January 31, 2024

Michael Cribari
Chief Executive Officer
High Roller Technologies, Inc.
400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

>   **Re: High Roller Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 18, 2024**
>   **File No. 333-276176**

Dear Michael Cribari:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Form S-1 Amendment No. 1 filed January 18, 2024

Risk Factors
Our amended and restated certificate..., page 37

1.   The description of your exclusive forum provision does not appear to match the exclusive forum provision contained in your amended and restated certificate of incorporation. For example, your disclosure indicates that the exclusive forum provision is limited to state law claims, which is not specified in your certificate of incorporation. In addition, the actions covered by the exclusive forum provision in the disclosure are not consistent with those in your certificate of incorporation. Further, your certificate of incorporation designates an alternative court if the Court of Chancery does not have jurisdiction and indicates that the federal district courts are, to the fullest extent permitted by law, the sole and exclusive forum for claims under the Securities Act of 1933, but this is not explained in your disclosure. Please advise and revise accordingly.

Use of Proceeds, page 39

2.   Please explain how you determined net proceeds would be $11,619,998.

Dilution, page 41

3.   It appears the net tangible book value as of September 30, 2023 equals total stockholders' equity at September 30, 2023. Please tell us your consideration of excluding any intangible assets that cannot be sold separately from all other assets of the business and excluding any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Aaron A. Grunfeld, Esq.